UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              AMENDMENT NO. 4*

                       POLO RALPH LAUREN CORPORATION
------------------------------------------------------------------------------
                              (Name of Issuer)

               CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 731572103
               ----------------------------------------------
                               (CUSIP Number)

                             BEN I. ADLER, ESQ.
                            GOLDMAN, SACHS & CO.
                              85 BROAD STREET
                          NEW YORK, NEW YORK 10004
               ----------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              FEBRUARY 4, 2004
               ----------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
CUSIP NO. 731572103                                        Page 2 of 22 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GOLDMAN, SACHS & CO.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF-WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                            [X]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       10,573,270

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    10,573,270

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,573,270

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.6% (10.2% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK AND CLASS C COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK)

14  TYPE OF REPORTING PERSON

    BD-PN-IA

                             SCHEDULE 13D
CUSIP NO. 731572103                                        Page 3 of 22 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE GOLDMAN SACHS GROUP, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF-OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       10,573,270

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    10,573,270

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,573,270

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.6% (10.2% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK AND CLASS C COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK)

14  TYPE OF REPORTING PERSON

    HC-CO

                             SCHEDULE 13D
CUSIP NO. 731572103                                        Page 4 of 22 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       9,983,708

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    9,983,708

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,983,708

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                 [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.8% (9.7% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK AND CLASS C COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK)

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D
CUSIP NO. 731572103                                        Page 5 of 22 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS ADVISORS, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       9,983,708

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    9,983,708

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,983,708

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                 [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.8% (9.7% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK AND CLASS C COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK)

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D
CUSIP NO. 731572103                                        Page 6 of 22 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STONE STREET FUND 1994, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       286,878

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    286,878

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    286,878

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                  [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.6% (0.3% OR OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK AND CLASS C COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK)

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D
CUSIP NO. 731572103                                        Page 7 of 22 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BRIDGE STREET FUND 1994, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       300,393

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    300,393

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    300,393

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                  [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.6% (0.3% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK AND CLASS C COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK)

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D
CUSIP NO. 731572103                                        Page 8 of 22 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STONE STREET FUND 1994, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       587,271

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    587,271

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    587,271

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                  [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.2% (0.6% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK AND CLASS C COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK)

14  TYPE OF REPORTING PERSON

    OO

                             AMENDMENT NO. 4 TO
                                SCHEDULE 13D
                  RELATING TO THE CLASS A COMMON STOCK OF
                       POLO RALPH LAUREN CORPORATION

     GS Capital Partners, L.P. ("GS Capital"), Stone Street Fund 1994, L.P. ("Stone Street"), Bridge Street Fund 1994, L.P. ("Bridge Street" and together with GS Capital and Stone Street, the "Limited Partnerships"), GS Advisors, L.L.C. ("GS Advisors"), Stone Street 1994, L.L.C. ("Stone GP"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, GS Advisors, Stone GP and the Limited Partnerships, the "Filing Persons")(1) hereby amend this statement on Schedule 13D filed with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), of Polo Ralph Lauren Corporation, a Delaware corporation (the "Company"), as most recently amended by Amendment No. 3 thereto filed May 16, 2002 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own shares of Class A Common Stock through the Limited Partnerships. The Limited Partnerships own shares of Class C Common Stock, which are convertible into shares of Class A Common Stock. Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Class A Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. Goldman Sachs and GS Group may also be deemed to beneficially own from time to time shares acquired in ordinary course trading activities by Goldman Sachs. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.


----------------------------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.


     This Amendment No. 4 is being filed to report the exercise by the Limited Partnerships of their demand registration rights under the Registration Rights Agreement with respect to the Company's Class A Common Stock.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     Item 2 is hereby amended by amending Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii and III hereto, to read in their entirety as attached hereto.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     Item 4 is hereby amended by replacing the final paragraph thereof with the following paragraphs:

     Pursuant to Section 2.1(a)(ii) of the Registration Rights Agreement, the Limited Partnerships provided the Company with written notice of the exercise of their demand registration rights dated February 4, 2004 (the "Demand Request Notice"). The Limited Partnerships have requested that the Company file a registration statement on Form S-3 with respect to an aggregate of 10,570,979 shares of the Company's Class A Common Stock (into which the shares of the Company's Class C Common Stock held by the Limited Partnerships are convertible at any time on a one-for-one basis), subject to an underwriters "green shoe" election. Goldman Sachs may act as an underwriter in the offering of the Company's Class A Common Stock.

     Although the Limited Partnerships (i) have exercised their rights under the Registration Rights Agreement to cause the Company to register the sale of 10,570,979 shares of the Company's Class A Common Stock beneficially owned by the Limited Partnerships and (ii) depending on market conditions and other factors in existence at the time of any such disposition, presently intend to dispose of all such shares in a registered public offering thereof or otherwise, there can be no assurance that a registration statement with respect to the sale of such shares will be filed and declared effective by the Securities and Exchange Commission or that such shares will ultimately be sold pursuant to such registration statement or otherwise.

     Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Class A Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right (subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, or other applicable law) to (i) purchase additional shares of Class A Common Stock or other securities of the Company, (ii) sell or transfer shares of Class A Common Stock beneficially owned by them from time to time in public or private transactions, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Class A Common Stock and
(iv) cause any of the Limited Partnerships to distribute in kind to their respective partners shares of Class A Common Stock or other securities of the Company owned by such Limited Partnerships. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i and II-B-ii hereto may make similar evaluations from time to time or on an ongoing basis.

     Except as described in this Schedule 13D and except for arrangements between and among the Filing Persons, none of the Filing Persons has any contracts, agreements, arrangements, understandings or relationships with any other person or entity for the purpose of acquiring, holding, voting or disposing of any shares of Class A Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

     Items 5(a)-(e) are hereby amended in their entirety as follows:

     Based on the information contained in the Company's Form 10-Q for the quarterly period ended September 27, 2003 (the "September 2003 10-Q"), filed with the SEC on November 12, 2003, there were outstanding as of November 7, 2003, 49,584,129 shares of Class A Common Stock (103,435,129 shares of Class A Common Stock, assuming all shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock), 43,280,021 shares of Class B Common Stock and 10,570,979 shares of Class C Common Stock. Accordingly, for purposes of this Statement, the holder of shares of Class C Common Stock may be deemed to beneficially own an equal number of shares of Class A Common Stock.

     (a) As of February 4, 2004, each of GS Capital and GS Advisors may be deemed to beneficially own 9,983,708 shares of Class A Common Stock, representing approximately 16.8% of the outstanding shares of Class A Common Stock reported to be outstanding in the September 2003 10-Q, assuming that all of GS Capital's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common Stock. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, each of GS Capital and GS Advisors may be deemed to beneficially own, as of February 4, 2004, approximately 9.7% of the outstanding shares of Class A Common Stock.

     As of February 4, 2004, Stone Street may be deemed to beneficially own 286,878 shares of Class A Common Stock, representing approximately 0.6% of the outstanding shares of Class A Common Stock reported to be outstanding in the September 2003 10-Q, assuming that all of Stone Street's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common Stock. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Stone Street may be deemed to beneficially own, as of February 4, 2004, approximately 0.3% of the outstanding shares of Class A Common Stock.

     As of February 4, 2004, Bridge Street may be deemed to beneficially own 300,393 shares of Class A Common Stock, representing approximately 0.6% of the outstanding shares of Class A Common Stock reported to be outstanding in the September 2003 10-Q, assuming that all of Bridge Street's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common Stock. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Bridge Street may be deemed to beneficially own, as of February 4, 2004, approximately 0.3% of the outstanding shares of Class A Common Stock.

     As of February 4, 2004, Stone GP, as the general partner of Stone Street and the managing general partner of Bridge Street, may be deemed to beneficially own 587,271 shares of Class A Common Stock, representing approximately 1.2% of the outstanding shares of Class A Common Stock reported to be outstanding in the September 2003 10-Q, assuming that all of Stone Street's and Bridge Street's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common Stock. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Stone GP may be deemed to beneficially own, as of February 4, 2004, approximately 0.6% of the outstanding shares of Class A Common Stock.

     As of February 4, 2004, which is the date of the most recent available information, each of Goldman Sachs and GS Group may be deemed to beneficially own 2,291 shares of Class A Common Stock acquired as a result of ordinary course trading activities by Goldman Sachs. In addition, as of February 4, 2004, Goldman Sachs and GS Group may be deemed to beneficially own an aggregate of 10,570,979 shares of Class A Common Stock, which may be deemed to be beneficially owned by the Limited Partnerships as described above. Accordingly, as of February 4, 2004, Goldman Sachs and GS Group may be deemed to beneficially own approximately 17.6% of the shares of Class A Common Stock reported to be outstanding in the September 2003 10-Q, assuming that all of the shares of Class C Common Stock owned by the Limited Partnerships were converted into shares of Class A Common Stock. Assuming that all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Goldman Sachs and GS Group may be deemed to beneficially own, as of February 4, 2004, approximately 10.2% of the outstanding shares of Class A Common Stock.

     Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Class A Common Stock which may be deemed to be beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates.

     In accordance with SEC Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (collectively, "IBD"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii hereto, may be deemed to beneficially own any shares of Class A Common Stock as of February 4, 2004, other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of Class A Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 8 above.

     (c) Except as otherwise described herein, no transactions in the Class A Common Stock were effected by Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii hereto during the past sixty days.

     (d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by any Filing Person.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

     Item 6 is hereby amended by adding the following at the end thereof:

     The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2004

GOLDMAN, SACHS & CO.                        THE GOLDMAN SACHS GROUP, INC.

By:      /s/ Roger S. Begelman              By:      /s/ Roger S. Begelman
         ---------------------------                 ------------------------
Name:    Roger S. Begelman                  Name:    Roger S. Begelman
Title:   Attorney-in-fact                   Title:   Attorney-in-fact

GS CAPITAL PARTNERS, L.P.                   GS ADVISORS, L.L.C.

By:      /s/ Roger S. Begelman              By:      /s/ Roger S. Begelman
         ---------------------------                 ------------------------
Name:    Roger S. Begelman                  Name:    Roger S. Begelman
Title:   Attorney-in-fact                   Title:   Attorney-in-fact

STONE STREET FUND 1994, L.P.                BRIDGE STREET FUND 1994, L.P.

By:      /s/ Roger S. Begelman              By:      /s/ Roger S. Begelman
         ---------------------------                 ------------------------
Name:    Roger S. Begelman                  Name:    Roger S. Begelman
Title:   Attorney-in-fact                   Title:   Attorney-in-fact

STONE STREET 1994, L.L.C.

By:      /s/ Roger S. Begelman
         ---------------------------
Name:    Roger S. Begelman
Title:   Attorney-in-fact

                                                                 SCHEDULE I
                                                                 ----------

     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

Name                      Present Principal Occupation

Henry M. Paulson, Jr.     Chairman and Chief Executive Officer of The Goldman
                             Sachs Group, Inc.

Lloyd C. Blankfein        President and Chief Operating Officer of The Goldman
                             Sachs Group, Inc.

Lord Browne of Madingley  Group Chief Executive of BP plc


John H. Bryan             Retired Chairman and Chief Executive Officer of Sara
                             Lee Corporation

Claes Dahlback            Nonexecutive Chairman of Investor AB

William W. George         Retired Chairman and Chief Executive Officer of
                             Medtronic, Inc.

James A. Johnson          Vice Chairman of Perseus, L.L.C.

Edward M. Liddy           Chairman of the Board, President and Chief Executive
                             Officer of The Allstate Corporation

Ruth J. Simmons           President of Brown University

                                                            SCHEDULE II-A-i
                                                            ---------------

     The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C., the sole general partner of GS Capital Partners, L.P., are set forth below.

     The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen
S. Trevor, Atul Kapur, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz and Hughes B. Lepic are citizens of France. Adrian M. Jones is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.


Name                            Position                    Present Principal Occupation
----                            --------                    ----------------------------
Richard A. Friedman             President                   Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman             Vice President              Managing Director of Goldman, Sachs & Co
Terence M. O'Toole              Vice President              Managing Director of Goldman, Sachs & Co.
Henry Cornell                   Vice President              Managing Director of Goldman, Sachs & Co.
Richard S. Sharp                Vice President              Managing Director of Goldman Sachs International
Esta E. Stecher                 Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Barry S. Volpert                Vice President              Managing Director of Goldman Sachs International
Sanjeev K. Mehra                Vice President              Managing Director of Goldman, Sachs & Co.
Muneer A. Satter                Vice President              Managing Director of Goldman, Sachs & Co.
Antoine L. Schwartz             Vice President              Managing Director of Goldman Sachs International
Steven M. Bunson                Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli         Treasurer                   Managing Director of Goldman, Sachs & Co.
David M. Weil                   Assistant Treasurer         Managing Director of Goldman, Sachs & Co.
David J. Greenwald              Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic                 Vice President              Managing Director of Goldman Sachs International
Russell E. Makowsky             Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Sarah G. Smith                  Assistant Treasurer         Managing Director of Goldman, Sachs & Co.
Randall A. Blumenthal           Vice President              Managing Director of Goldman, Sachs & Co.
Douglas F. Londal               Vice President              Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor               Vice President              Managing Director of Goldman Sachs International
Abraham Bleiberg                Vice President              Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato              Vice President              Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla             Vice President              Managing Director of Goldman, Sachs & Co.
Atul Kapur                      Vice President              Managing Director of Goldman Sachs International
Robert G. Doumar, Jr.           Vice President              Managing Director of Goldman Sachs International
Ben I. Adler                    Vice President              Managing Director of Goldman, Sachs & Co.
Melina E. Higgins               Vice President              Managing Director of Goldman, Sachs & Co.
Adrian M. Jones                 Vice President              Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale             Vice President              Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss               Vice President              Vice President of Goldman, Sachs & Co.
Elizabeth C. Marcellino         Vice President              Managing Director of Goldman, Sachs & Co.
John E. Bowman                  Vice President              Vice President of Goldman, Sachs & Co.
Katherine B. Enquist            Vice President/Secretary    Managing Director of Goldman, Sachs & Co.
Beverly L. O'Toole              Assistant Secretary         Vice President of Goldman, Sachs & Co.
Matthew E. Tropp                Assistant Secretary         Vice President of Goldman, Sachs & Co.
Mary Nee                        Vice President              Executive Director of Goldman Sachs (Asia) L.L.C.
Ulrika Werdelin                 Vice President              Executive Director of Goldman Sachs International
James B. McHugh                 Assistant Secretary         Vice President of Goldman, Sachs & Co.


                                                           SCHEDULE II-A-ii
                                                           ----------------

     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C., are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Gene
T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Richard S. Sharp and Antoine L. Schwartz is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom and Antoine L. Schwartz is a citizen of France.

              Name             Present Principal Occupation
              ----             ----------------------------
     Peter M. Sacerdote        Advisory Director of Goldman, Sachs & Co.

     Richard A. Friedman       Managing Director of Goldman, Sachs & Co.

     Joseph H. Gleberman       Managing Director of Goldman, Sachs & Co.

     Terence M. O'Toole        Managing Director of Goldman, Sachs & Co.

     Gene T. Sykes             Managing Director of Goldman, Sachs & Co.

     Henry Cornell             Managing Director of Goldman, Sachs & Co.

     Robert V. Delaney         Managing Director of Goldman, Sachs & Co.

     Richard S. Sharp          Managing Director of Goldman Sachs International

     Sanjeev K. Mehra          Managing Director of Goldman, Sachs & Co.

     Muneer A. Satter          Managing Director of Goldman, Sachs & Co.

     Peter G. Sachs            Senior Director of The Goldman Sachs Group, Inc.

     Antoine L. Schwartz       Managing Director of Goldman Sachs International

                                                            SCHEDULE II-B-i
                                                            ---------------

     The name, position and present principal occupation of each executive officer of Stone Street 1994, L.L.C., the sole general partner of Stone Street Fund 1994, L.P. and the managing general partner of Bridge Street Fund 1994, L.P., are set forth below.

     The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen
S. Trevor, Atul Kapur, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz and Hughes B. Lepic are citizens of France. Adrian M. Jones is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.


      Name                   Positions                   Present Principal Occupation
      ----                   ---------                   ----------------------------

Peter M. Sacerdote           Chairman/President          Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs               Vice President              Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman          Vice President              Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman          Vice President              Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole           Vice President              Managing Director of Goldman, Sachs & Co.
Henry Cornell                Vice President              Managing Director of Goldman, Sachs & Co.
Richard S. Sharp             Vice President              Managing Director of Goldman Sachs International
Esta E. Stecher              Vice President/ Assistant   Managing Director of Goldman, Sachs & Co.
                             Secretary
Sanjeev K. Mehra             Vice President/Treasurer    Managing Director of Goldman, Sachs & Co.
Muneer A. Satter             Vice President              Managing Director of Goldman, Sachs & Co.
Antoine L. Schwartz          Vice President              Managing Director of Goldman Sachs International
Steven M. Bunson             Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli      Vice President              Managing Director of Goldman, Sachs & Co.
David M. Weil                Assistant Treasurer         Managing Director of Goldman, Sachs & Co.
David J. Greenwald           Vice President/Assistant    Managing Director of Goldman, Sachs & Co.
                             Secretary
Hughes B. Lepic              Vice President              Managing Director of Goldman Sachs International
Russell E. Makowsky          Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Sarah G. Smith               Assistant Treasurer         Managing Director of Goldman, Sachs & Co.
Randall A. Blumenthal        Vice President              Managing Director of Goldman, Sachs & Co.
Douglas F. Londal            Vice President              Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor            Vice President              Managing Director of Goldman Sachs International
Abraham Bleiberg             Vice President              Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato           Vice President              Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla          Vice President              Managing Director of Goldman, Sachs & Co.
Atul Kapur                   Vice President              Managing Director of Goldman Sachs International
Robert G. Doumar, Jr.        Vice President              Managing Director of Goldman Sachs International
Ben I. Adler                 Vice President              Managing Director of Goldman, Sachs & Co.
Melina E. Higgins            Vice President              Managing Director of Goldman, Sachs & Co.
Adrian M. Jones              Vice President              Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale          Vice President              Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss            Vice President              Vice President of Goldman, Sachs & Co.
Elizabeth C. Marcellino      Vice President              Managing Director of Goldman, Sachs & Co.
John E. Bowman               Vice President              Vice President of Goldman, Sachs & Co.
Raymond G. Matera            Vice President              Vice President of Goldman, Sachs & Co.
Katherine B. Enquist         Vice President/Secretary    Managing Director of Goldman, Sachs & Co.
Beverly L. O'Toole           Assistant Secretary         Vice President of Goldman, Sachs & Co.
Matthew E. Tropp             Assistant Secretary         Vice President of Goldman, Sachs & Co.
Mary Nee                     Vice President              Executive Director of Goldman Sachs (Asia) L.L.C.
Richard J. Stingi            Vice President              Vice President of Goldman, Sachs & Co.
Ulrika Werdelin              Vice President              Executive Director of Goldman Sachs International
James B. McHugh              Assistant Secretary         Vice President of Goldman, Sachs & Co.


                                                           SCHEDULE II-B-ii
                                                           ----------------

     The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street 1994, L.L.C., are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York 10004.

     All members listed below are United States citizens.

         Name                Present Principal Occupation
-------------------------------------------------------------------------------
Peter M. Sacerdote           Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs               Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman          Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman          Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole           Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra             Managing Director of Goldman, Sachs & Co.

                                                               SCHEDULE III
                                                               ------------

     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. ("Goldman Sachs") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.) (BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

     In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

     On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the Securities and Exchange Commission (the "SEC"), the New York Stock Exchange, Inc. (the "NYSE"), the National Association of Securities Dealers (the "NASD") and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).